UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2020

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

65 Church Street, Second Floor, New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue

The Company did not generate any revenues during the six months ended June 30, 2020 and 2019 and we do not anticipate that we will generate revenue for the foreseeable future.

Cost of Goods Sold

The Company remains in developmental stage and, in conjunction with not having any operational revenue, it has incurred no Cost of Goods and Services Sold.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2020 and 2019 were $126,752 and $146,104. As reflected in the table below, general and administrative expenses primarily consisted of the following expense categories: marketing, advertising and promotion, insurance and rent expenses. The other general and administrative expenses primarily consisted of payments for travel, internet and other office expenses, none of which is significant individually.

	Six months ended June 30,
	2020	2019
Marketing, advertising and promotion	$82,825	$98,080
Rent/Lease expense	17,807	17,130
Other general and administrative expenses	26,120	30,894
Total general and administrative expenses	$126,752	$146,104

Professional and consulting fees

During the six months ended June 30, 2020 and 2019, the Company reported professional and consulting fees of $83,595 and $90,426, respectively which are principally comprised of the following items:

•	During the six months ended June 30, 2020 and 2019, the Company incurred $31,584 and $45,949 in audit and legal fees related to the Company’s annual audit of its financial statements for the six months ended June 30, 2020 and 2019, and legal fees resulting from work on the Company’s various regulatory and financing matters.

•	The Company incurred $49,933 and $41,569 of consulting fees primarily related to stock-based compensation expense from the issuance of shares of common stock to consultants for sales, marketing, investor relation and other incidental services for the six months ended June 30, 2020 and 2019, respectively.

•	The remaining amounts attributed to professional fees incurred by the Company during the six months ended June 30, 2020 are attributed to various types of professional fees, none of which is significant individually.

Compensation expenses

Compensation expenses and related expenses such as payroll taxes and health insurance for the six months ended June 30, 2020 and 2019 were $181,803 and $298,964, respectively, relates to salaries of our three officers and hiring of additional employees.

Other Expense, net

During the six months ended June 30, 2020 and 2019, the Company reported other expense of $21,340 and $5,447,536, respectively. Other expense includes interest expense and amortization of original issue discounts on notes payable of $28,348 offset by other income and interest income of $7,008 for the six months ended June 30, 2020. Other expense includes interest expense and amortization of original issue discounts on notes payable of $46,967 and loss on debt extinguishment of $5,400,569 pursuant to a Forbearance and Exchange Agreement with a note holder for the six months ended June 30, 2019.

At June 30, 2020 the aggregate outstanding balances on the Company’s borrowings was $319,224. The Company has classified these borrowings as notes payable, related parties of $15,500. Additionally, the Company has outstanding balances of $300,000 from the issuance of convertible notes and note payable (current and long-term portion) of $6,042 as of June 30, 2020.

Net Loss

For the foregoing reasons, the Company’s net loss for the six months ended June 30, 2020 and 2019, was $413,490 and $5,983,030, respectively.

Liquidity, Capital Resources and Plan of Operations

As of June 30, 2020, we had cash totaling approximately $237,000.

Going Concern Consideration

As reflected in the accompanying financial statements, the Company has no revenue generating operations and has a net loss since inception of approximately $16.2 million. In addition, there is a working capital deficiency of approximately $149,000 as of June 30, 2020. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

Net cash used in operating activities totaled approximately $446,000 and $509,000 for the six months ended June 30, 2020 and 2019, respectively. Net loss for the six months ended June 30, 2020 and 2019 totaled approximately $413,000 and $5,983,000, respectively. Stock based compensation expense for the six months ended June 30, 2020 was approximately $1,700 and amortization expense of $11,000. Total accounts payable and accrued expenses increased by approximately $16,000, advance deposits increased by approximately $50,000 and operating lease liabilities decreased approximately $11,000 during the six months ended June 30, 2020. Loss on debt extinguishment for the six months ended June 30, 2019 was approximately $5,400,000 and total amortization expense of $32,000. Total accounts payable and accrued expenses increased by approximately $52,000 and operating lease liabilities decreased approximately $9,500 during the six months ended June 30, 2019.

Net cash provided by financing activities totaled approximately $612,000 and $399,000 for the six months ended June 30, 2020 and 2019, respectively. During the six months ended June 30, 2020, financing activities consisted of net proceeds of approximately $607,000 from the sale of common stock, $6,000 from the issuance of note payable and $99,000 of advances from a related party offset by approximately $99,000 repayment of related party advances and $1,000 repayment of notes. During the six months ended June 30, 2019, financing activities was primarily attributable to net proceeds of approximately $192,000 from the sale of common stock and $207,000 collection of subscription receivable and $110,000 of advance from a related party offset by $111,000 total repayment of related party advances and note payable-related party.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Recently Issued Accounting Pronouncements

Refer to the notes to the unaudited condensed financial statements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the financial statements.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, valuation of warrants issued with debt and the value of stock-based compensation and fees.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718 which requires recognition in the financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Through March 31, 2018, pursuant to ASC 505-50 - Equity-Based Payments to Non-Employees, all share-based payments to non-employees, including grants of stock options, were recognized in the financial statements as compensation expense over the service period of the consulting arrangement or until performance conditions were expected to be met. Using a Black Scholes valuation model, the Company periodically reassessed the fair value of non-employee options until service conditions were met, which generally aligned with the vesting period of the options, and the Company adjusted the expense recognized in the financial statements accordingly. In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions by expanding the scope of the stock-based compensation guidance in ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU No. 2018-07 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted, but entities may not adopt prior to adopting the new revenue recognition guidance in ASC 606. Effective April 1, 2018, the Company adopted ASU No. 2018-07 which did not have any material impact on the Company’s financial statements.

Software development costs

The Company develops software and applications which are being provided to customers for free in order to deliver revenue producing products. Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver the Company’s services. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of three years of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The updated guidance requires lessees to recognize lease assets and lease liabilities for most operating leases. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The updated guidance is effective for interim and annual periods beginning after December 15, 2018.

On January 1, 2019, the Company adopted ASU No. 2016-02, applying the package of practical expedients to leases that commenced before the effective date whereby the Company elected to not reassess the following: (i) whether any expired or existing contracts contain leases and; (ii) initial direct costs for any existing leases. For contracts entered into on or after the effective date, at the inception of a contract the Company assessed whether the contract is, or contains, a lease. The Company’s assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. The Company will allocate the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments.

Operating lease right of use assets (“ROU”) assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in general and administrative expenses in the condensed statements of operations.

DATCHAT, INC.

CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

June 30, 2020 and 2019

Item 2. Other Information

None

Item 3. Financial Statements

DATCHAT, INC.

INDEX TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

June 30, 2020 and 2019

CONTENTS

Financial Statements:

DATCHAT, INC.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$236,646	$70,774
Prepaid expenses	24,333	6,000
Advance deposit	150,000	100,000

Total Current Assets	410,979	176,774

OTHER ASSETS:
Operating lease right-of-use asset, net	41,140	52,580

Total Assets	$452,119	$229,354

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$202,061	$186,469
Convertible note payable, net of debt discount	300,000	300,000
Note payable, current portion	2,318	—
Notes payable - related parties	15,500	16,500
Operating lease liability, current portion	26,185	23,948
Due to related party	14,047	13,685

Total Current Liabilities	560,111	540,602

Long-term liabilities:
Note payable, long-term portion	3,724	—
Operating lease liability, less current portion	14,955	28,632
Total long-term liabilities:	18,679	28,632

Total Liabilities	578,790	569,234

Commitments and Contingencies - (Note 7)

STOCKHOLDERS' DEFICIT:
Preferred stock ($0.0001 par value; 20,000,000 shares authorized) Series A Preferred stock ($0.0001 Par Value; 1 Share Authorized; none issued and outstanding at June 30, 2020 and December 31, 2019, respectively)	—	—
Common stock ($0.0001 par value; 180,000,000 shares authorized; at June 30, 2020 and December 31, 2019, respectively) 26,687,808 and 26,350,711 shares issued and outstanding	2,669	2,635
Common stock to be issued 205,975 and 250 shares, at June 30, 2020 and December 31, 2019, respectively)	21	—
Additional paid-in capital	16,066,171	15,439,527
Subscription receivable	—	—
Accumulated deficit	(16,195,532)	(15,782,042)

Total Stockholders' Deficit	(126,671)	(339,880)

Total Liabilities and Stockholders' Deficit	$452,119	$229,354

See accompanying notes to unaudited condensed financial statements

DATCHAT, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2020	June 30, 2019

NET REVENUES	$—	$—

OPERATING EXPENSES:
Compensation and related expenses	181,803	298,964
Professional and consulting	83,595	90,426
General and administrative	126,752	146,104

Total operating expenses	392,150	535,494

OTHER INCOME (EXPENSE)
Interest expense	(28,348)	(46,967)
Loss on debt extinguishment	—	(5,400,569)
Other income	7,000	—
Interest income	8	—

Total other expense, net	(21,340)	(5,447,536)

NET LOSS	$(413,490)	$(5,983,030)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(0.02)	$(0.24)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING:
Basic and diluted	26,539,496	24,909,713

See accompanying notes to unaudited condensed financial statements

DATCHAT, INC.

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

					Common Stock		Additional			Total
	Preferred Stock		Common Stock		to be issued		Paid-in	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit

Balance, December 31, 2019	—	—	26,350,711	2,635	250	—	15,439,527	—	(15,782,042)	(339,880)

Sale of common stock, net of offering costs	—	—	104,875	11	205,725	21	606,667	—	—	606,699

Common stock issued for services	—	—	10,000	1	—	—	19,999	—	—	20,000

Common stock issued for exercise of stock warrants	—	—	222,222	22	—	—	(22)	—	—	—

Net loss for the period	—	—	—	—	—	—	—	—	(413,490)	(413,490)

Balance, June 30, 2020	—	$—	26,687,808	$2,669	205,975	$21	$16,066,171	$—	$(16,195,532)	$(126,671)

										Total
					Common Stock		Additional			Stockholders’
	Preferred Stock		Common Stock		to be issued		Paid-in	Subscription	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	(Deficit)

Balance, December 31, 2018	—	—	23,840,606	$2,384	$80,232	$8	$9,220,601	$(207,497)	$(9,224,706)	(209,210)

Sale of common stock, net of offering costs	—	—	—	—	104,671	10	192,238	—	—	192,248

Collection of subscription receivable	—	—	—	—	—	—	—	207,497	—	207,497

Common stock issued for common stock issuable		—	170,072	17	(170,072)	(17)	—	—	—	—

Issuance of common stock in connection with forbearance and exchange agreement	—	—	2,000,000	200	—	—	5,400,369	—	—	5,400,569

Net loss for the period	—	—	—	—	—	—	—	—	(5,983,030)	(5,983,030)

Balance, June 30, 2019	—	$—	26,010,678	$2,601	14,831	$1	$14,813,208	$—	$(15,207,736)	$(391,926)

See accompanying notes to unaudited condensed financial statements

See accompanying notes to unaudited condensed financial statements

DATCHAT, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months
	Ended June 30,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(413,490)	$(5,983,030)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization of ROU asset	11,440	9,568
Amortization of debt discount	—	22,192
Loss on debt extinguishment	—	5,400,569
Stock-based compensation	1,667	—
Changes in operating assets and liabilities:
Advance deposits	(50,000)	—
Accounts payable and accrued expenses	15,592	51,699
Operating lease liability	(11,440)	(9,568)

NET CASH USED IN OPERATING ACTIVITIES	(446,231)	(508,570)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from a related party	99,167	110,241
Payments on related party advances	(98,805)	(105,097)
Proceeds from notes payable	6,042	—
Repayment of notes payable - related parties	(1,000)	(5,500)
Collection of subscription receivable	—	207,497
Proceeds from sale of common stock
and common stock to be issued	606,699	192,248

NET CASH PROVIDED BY FINANCING ACTIVITIES	612,103	399,389

NET INCREASE (DECREASE) IN CASH	165,872	(109,181)

CASH - beginning of year	70,774	199,253

CASH - end of period	$236,646	$90,072

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$1,500	$1,500
Income taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use asset and operating lease liability recorded upon adoption of ASC 842	$—	$72,609
Common tock issued for future services	$18,333	$—

See accompanying notes to unaudited condensed financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DatChat, Inc. (the “Company”) was incorporated in the State of Nevada on December 4, 2014 under the name of YssUp, Inc. On March 4, 2015, the Company’s corporate name was changed to Dat Chat, Inc. In August 2016, the Board of Directors of the Company approved to change the name of the Company from Dat Chat, Inc. to DatChat, Inc. The Company established a fiscal year end of December 31. The Company’s principal business is focused on its mobile messaging application that provides a traditional messaging platform, while providing users with complete privacy and control features for their sent messages. The Company’s mobile messaging application is called DatChat Messenger which is currently a free messaging application. Once the Company achieves critical mass of users, the Company will offer new features and will charge fees and generate revenues from the added features.

Basis of presentation and going concern

As reflected in the accompanying financial statements, the Company has incurred a net loss of $413,490 and net cash used in operations of $446,231, respectively, for the six months ended June 30, 2020.  Additionally, the Company has an accumulated deficit of $16,195,532 at June 30, 2020 and has not generated revenues since inception. These circumstances cause substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan.   Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Certain information and footnote disclosures normally included in the unaudited financial statements that have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures contained in these unaudited condensed financial statements are adequate to make the information presented therein not misleading. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, valuation of warrants issued with debt, and the value of stock-based compensation expenses.

Cash and cash equivalents

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents.  The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2020, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Fair value measurements and fair value of financial instruments

The carrying value of certain financial instruments, including cash, accounts payable and accrued expenses, convertible notes payable, notes payable – related parties and due to related party are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Revenue recognition

The Company will recognize revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company will further analyze its revenue recognition policy when it enters into revenue producing customer contracts.

Advertising Costs

The Company applies ASC 720 “Other Expenses” to account for advertising related costs. Pursuant to ASC 720-35-25-1, the Company expenses the advertising costs when the first time the advertising takes place. Advertising costs were $82,825 and $98,080 for the six months ended June 30, 2020 and 2019, respectively, and are included in general and administrative expenses on the statement of operations.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The updated guidance requires lessees to recognize lease assets and lease liabilities for most operating leases. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The updated guidance is effective for interim and annual periods beginning after December 15, 2018.

On January 1, 2019, the Company adopted ASU No. 2016-02, applying the package of practical expedients to leases that commenced before the effective date whereby the Company elected to not reassess the following: (i) whether any expired or existing contracts contain leases and; (ii) initial direct costs for any existing leases. For contracts entered into on or after the effective date, at the inception of a contract the Company assessed whether the contract is, or contains, a lease. The Company’s assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. The Company will allocate the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments.

Operating lease right of use assets (“ROU”) assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company use an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is included in general and administrative expenses in the condensed statements of operations.

Income taxes

The Company accounts for income taxes pursuant to the provision of Accounting Standards Codification (“ASC”) 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718 which requires recognition in the financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Through March 31, 2018, pursuant to ASC 505-50 - Equity-Based Payments to Non-Employees, all share-based payments to non-employees, including grants of stock options, were recognized in the financial statements as compensation expense over the service period of the consulting arrangement or until performance conditions were expected to be met. Using a Black Scholes valuation model, the Company periodically reassessed the fair value of non-employee options until service conditions were met, which generally aligned with the vesting period of the options, and the Company adjusted the expense recognized in the financial statements accordingly. In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions by expanding the scope of the stock-based compensation guidance in ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU No. 2018-07 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted, but entities may not adopt prior to adopting the new revenue recognition guidance in ASC 606. Effective April 1, 2018, the Company adopted ASU No. 2018-07 which did not have any material impact on the Company’s financial statements.

Software development costs

The Company develops software and applications which are being provided to customers for free in order to deliver revenue producing products. Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver the Company’s services. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed.   Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality.   Amortization is provided for on a straight-line basis over the expected useful life of three years of the internal-use software development costs and related upgrades and enhancements.   When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use.

The Company released its application on July 8, 2015 and consequently, the Company incurred software developments expenses which consisted primarily of consulting fees and salaries for software programming services in the amount of $80,359 and $107,467 during the six months ended June 30, 2020 and 2019, respectively.

Reclassifications

Certain reclassification of prior year amounts have been made to conform to the 2019 presentation. These reclassifications had no effect on net loss or loss per share previously reported.

Basic and diluted net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period.

The following were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company’s net loss. In periods where the Company has a net loss, all dilutive securities are excluded.

	June 30,
	2020	2019
Common stock equivalents:
Stock warrants	2,375,000	2,625,000
Convertible notes payable	1,500,000	1,500,000
Total	3,875,000	4,125,000

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The new guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those annual periods and is applied retrospectively. The Company elected to apply the transition provisions as of January 1, 2019, the date of adoption, and recorded lease ROU assets and related liabilities on the consolidated balance sheet related to our operating leases.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions by expanding the scope of the stock-based compensation guidance in ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU No. 2018-07 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted, but entities may not adopt prior to adopting the new revenue recognition guidance in ASC 606. The adoption of this guidance had no material impact on its accounting and disclosures.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is assessing ASU 2018-07 and does not expect it to have a material impact on its accounting and disclosures.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

In January 2019, the Company renewed and extended the term of its lease facility for another three-year period from January 2019 to December 2021 starting with a monthly base rent of $2,567 plus a pro rata share of operating expenses beginning January 2019. The base rent is subject to annual increases beginning the 2nd and 3rd lease year as defined in the lease agreement. In addition to the monthly base rent, the Company is charged separately for common area maintenance which is considered a non-lease component. These non-lease component payments are expensed as incurred and are not included in operating lease assets or liabilities.

On January 1, 2019, upon adoption of ASC Topic 842, the Company recorded right-of-use assets and lease liabilities of $72,609.

Right-of- use assets are summarized below:

June 30, 2020
(Unaudited)
Office lease (36 months)	$72,609
Less accumulated amortization	(31,469)
Right-of-use assets, net	$41,140

 Operating Lease liabilities are summarized below:

June 30, 2020
(Unaudited)
Office lease	$72,609
Reduction of lease liability	(31,469)
Total lease liabilities	41,140
Less: current portion	(26,185)
Long term portion of lease liability	$14,955

Minimum lease payments under non-cancelable operating lease at June 30, 2020 are as follows:

Year ended December 31, 2020	15,750
Year ended December 31, 2021	32,200
Total	$47,950
Less: present value discount	(6,810)
Total operating lease liability	$41,140

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company’s officer, Mr. Darin Myman, from time to time, provided advances to the Company for working capital purposes. At June 30, 2020 and December 31, 2019, the Company had a payable to the officer of $14,047 and $13,685, respectively. These advances were short-term in nature and non-interest bearing. During the six months ended June 30, 2020, Mr. Myman provided advances to the Company for working capital purposes for a total of $99,167 and the Company repaid $98,805 of these advances.

On May 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $30,000 to a principal stockholder of the Company. The note was due on July 29, 2015. The annual interest rate for the loan is 10%. The Company defaulted to repay the note when it was due. On February 25, 2016, the Company entered into an extension agreement with the lender to extend the maturity date of the note to December 31, 2016. In accordance to the extension agreement, the Company and the lender agree to increase the amount of the principal amount of the note by $5,000 as penalty for the Company’s failure to repay the note on July 29, 2015. In connection with the increase in principal amount of $5,000, the Company recorded non-cash interest expense of $5,000 on February 25, 2016. On October 25, 2017, the Company agreed to pay an additional $5,000 as penalty fee for the extension of maturity date to June 30, 2018. Between October 2018 and November 2018, the Company paid a total principal amount of $10,000. Between March 2019 and December 2019, the Company paid a total principal amount of $13,500. Between January 2020 and June 2020, the Company paid a total principal amount of $1,000. As of June 30, 2020 and December 31, 2019, the principal balance of this note was $15,500 and $16,500, respectively. This note is currently in default.

As of June 30, 2020 and December 31, 2019, accrued interest related to the notes above amounted to $22,957 and $22,163, respectively, and is included in accounts payable and accrued expenses on the accompanying balance sheets.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

Convertible notes payable consisted of the following:

	June 30, 2020 (Unaudited)	December 31, 2019
Convertible notes payable	$300,000	$300,000
Debt discount	—	—
Total convertible notes payable	$300,000	$300,000

On January 26, 2018, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $300,000. The senior convertible promissory note and all accrued interest were due on January 26, 2019. The Company paid issuance costs of $60,000 in connection with this note payable which is being amortized over the term of the note. Any amount of principal or interest on this note which was not paid when due would bear interest at the rate of 18% per annum from the due date thereof until the same was paid. The note holder had the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, was subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company had granted the note holder 1,500,000 five year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share subject to applicable adjustments including full ratchet anti-dilution in the event that the Company issue any securities at a per share price lower than the exercise price then in effect. The Company recorded amortization of debt discount and original issuance cost of $0 and $22,192 during the six months ended June 30, 2020 and 2019, respectively, and has been included in interest expense on the statement of operations.

On January 26, 2019, the Company entered into a Forbearance and Exchange Agreement (the “Agreement”), whereby the Company failed to repay a convertible note issued on January 26, 2018 for $300,000 and the Company obtained a forbearance of the maturity date default. The note holder agreed to forbear from declaring a breach of transaction, declaring an occurrence of any event of default and demanding any amounts due until the earlier of February 5, 2019. In exchange for the forbearance, the Company agreed to cancel the previously issued detached warrant to acquire 1,500,000 shares of common stock and reissue 4 year new warrants to acquire 2,250,000 shares of common stock at an exercise price of $0.20 per share subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the exercise price then in effect.

On April 5, 2019, the Company entered into a Second Forbearance and Exchange Agreement (the “Second Agreement”) whereby the Company agreed to exchange the original note for a new note with a principal amount of $300,000 and 2,000,000 shares of the Company’s common stock (see Note 6). The new note holder is Spherix Incorporated (“Spherix”). If the Company failed to pay the outstanding principal and accrued interest under the new note by August 26, 2019, then the principal of the new note shall be increased to an amount equal to 150% of the then principal amount or equal to $450,000. The Company did not make the payment by August 26, 2019 however, the Company and Spherix entered into a new agreement (Securities and Purchase Agreement) on October 1, 2019 as discussed below. As such, the 150% increase in principal did not occur. The annual interest rate for the new note is 18%. The note holder shall have the right to convert any outstanding unpaid principal amount and accrued interest under the new note into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Pursuant to the Second Agreement, the Company also granted the note holder a put to require the Company to purchase 200,000 shares of common stock from the note holder for a price of $1.50 upon the occurrence of a certain events such as the sales of any assets, grants of any licenses, consummates any offering in exchange for cash or other consideration or otherwise any event in which the Company receives any cash payment or consideration as defined in the Second Agreement.

The Company valued the 2,000,000 shares of common of stock at the fair value of $4,000,000 or $2.00 per share based on the recent sales price of common stock in a private placement during that time. Additionally, the Company determined any incremental expense from the warrant modification which resulted in an additional grant of 750,000 warrants with the same terms as the original warrant issuance. Each additional warrant was valued on the grant date at approximately $1.87 per warrant or a total of $1,400,569 using a Black-Scholes option pricing model with the following assumptions: stock price at valuation date of $2.00 based on recent sales price of common stock in a private placement during that time, exercise price of $0.20, dividend yield of zero, expected term of 4.00 years, a risk free rate of 2.47%, and expected volatility of 89% using volatilities of similar companies . In connection with the Second Agreement, the Company accounted for the fair value of the issuance of 2,000,000 shares of common stock and 750,000 additional warrants using guidance in ASC 407-50-40 Debt Modification and Extinguishments and recorded loss on debt extinguishment of $5,400,569 during the year ended December 31, 2019.

Additionally, in accordance with ASU 2017-11, the down round feature relating to the conversion feature whereby the conversion price is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect is no longer classified as a liability and embedded conversion option with down round features are no longer bifurcated. The Company shall recognize the value of the effect of a down round feature in an equity-classified freestanding financial instrument each time it is triggered.

On October 1, 2019, the Company entered into a Securities Purchase Agreement with Spherix. The Company agreed to purchase back the 2,250,000 warrants and 2,000,000 shares of the Company’s common stock currently owned by Spherix and pay-off the $300,000 convertible note (collectively “Securities”) in consideration for cash purchase price of $250,000 to be paid in five equal installments of $50,000 at the end of each calendar month commencing October 31, 2019. As continuing collateral security for the Company’s obligation to pay the purchase price installments, the Company hereby pledges and assigns to Spherix a continuing security interest in the Securities. The Company paid a total of $100,000 towards this agreement which has been recorded as an advance deposit on the balance sheet as of December 31, 2019. Additionally, Spherix agreed to defer the December 31, 2019 installment payment at the Company’s request in exchange for the issuance of 50,000 shares of the Company’s common stock (see Note 6). The December 31, 2019 installment payment was paid in February 2020 increasing the total paid towards this agreement to $150,000 which is recorded in advanced deposits as of June 30, 2020. The Company expects to pay the remaining balance of $100,000 before the calendar year end.

As of June 30,2020 and December 31, 2019, accrued interest related to the convertible note payable amounted to $80,653 and $53,727, respectively, and was included in accounts payable and accrued expenses in the accompanying balance sheets.

NOTE 5 – NOTES PAYABLE

Notes payable to unrelated parties is summarized below:

	As of June 30, 2020	As of December 31, 2019
	(Unaudited)
Principal amount	$6,042	$—
Less: current portion	(2318)	—
Notes payable - long term portion	$3,724	$—

Minimum principal payments under notes payable to unrelated parties at June 30, 2020 are as follows:

Year ended December 31, 2020	$300
Year ended December 31, 2021	4,045
Year ended December 31, 2022 and thereafter	1,697
Total principal payments	$6,042

Paycheck Protection Program Funding

On May 4, 2020, the Company received federal funding in the amount of $6,042 through the Paycheck Protection Program (the “PPP”). PPP funds have certain restrictions on use of the funding proceeds, and generally must be repaid within two (2) years at 1% interest. The PPP loan may, under circumstances, be forgiven. There shall be no payment due by the Company during the six months period beginning on the date of this note (“Deferral Period”). Commencing one month after the expiration of the Deferral Period, the Company shall pay the lender monthly payments of principal and interest, each in equal amount required to fully amortize by the maturity date. If a payment on this note is more than ten days late, the lender shall charge a late fee of up to 5% of the unpaid portion of the regularly scheduled payment. As of June 30, 2020, the principal balance of this note amounted to $6,042 and accrued interest of $10. During the six months ended June 30, 2020, the Company recognized $10 of interest expense.

NOTE 6 – STOCKHOLDERS’ DEFICIT

Shares Authorized

In August 2016, the Board of Directors of the Company approved and authorized an amendment to its articles of incorporation to designate 20,000,000 shares of preferred stock. Consequently, the authorized capital stock consists of 200,000,000 shares, of which 180,000,000 are shares of common stock and 20,000,000 are shares of preferred stock.

Preferred stock

In August 2016, the Company designated 1 share of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and has a stated value equal to $1.00 as may be adjusted for any stock dividends, combinations or splits. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty-nine one hundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote. The Series A Preferred Stock does not convert into equity of the Company. The Series A Preferred Stock does not contain any redemption provision.

Common stock

Sale of Common Stock

During the six months ended June 30, 2020, the Company sold 310,600 shares of its common stock at $2.00 per common share for gross proceeds of $621,200 and net proceeds of $606,699 after escrow fees related to private placement sale. In connection with these sales of common stock, the Company issued 104,875 shares of common stock and there were 205,975 shares of commons stock to be issued as of June 30, 2020.

There were a total of 205,975 and 250 shares of common stock to be issued as of June 30, 2020 and December 31, 2019, respectively.

Common stock for services

On June 11, 2020, the Company entered into a one-year Advisory Board Agreement with an individual who will act as a member to the Company’s Advisory Board. In accordance with this agreement the Company issued 10,000 shares of its common stock as consideration for the services provided. The Company valued these common shares at the fair value of $20,000 or $2.00 per common share based on sales of common stock in the recent private placement.

Common stock issued upon cashless exercise of warrants

In March 2020, the Company issued 222,222 shares of its common stock in connection with the cashless exercise of 250,000 warrants. The exercise price was based on contractual terms of the related debt.

Common Stock Warrants

A summary of the Company’s outstanding stock warrants as of June 30, 2020 and changes during the period presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance at December 31, 2019	2,625,000	$0.20	3.00
Redeemed	(250,000)	0.20	-
Balance at June 30, 2020	2,375,000	$0.20	2.55
Warrants exercisable at June 30, 2020	2,375,000	$0.20	2.55

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company entered into a sublease agreement with an affiliated company on January 1, 2015. The CEO of the Company is an officer of the affiliated company. The term of the sublease agreement started on January 1, 2015 and ended on December 31, 2016. In February 2017, the Company terminated such sublease agreement with the affiliated company and entered into an amendment lease agreement with the third-party lessor (see Note 2). The expiration date of the lease was amended to May 31, 2018. During fiscal 2016, the Company paid a monthly base rent of $2,217 plus a pro rata share of operating expenses. The base rent was subject to a monthly increase from $2,217 to $2,275 beginning on June 1, 2016 through May 31, 2017 and a monthly increase from $2,275 to $2,333 beginning on June 1, 2017 through May 31, 2018. In January 2019, the Company renewed and extended the term of its lease facility for another three-year period from January 2019 to December 2021 starting from a monthly base rent of $2,567 plus a pro rata share of operating expenses beginning January 2019 (see Note 2). The base rent is subject to annual increases beginning the 2nd and 3rd lease year as defined in the lease agreement. As of June 30, 2020 and 2019 rent expense was $17,807 and $17,363, respectively.

On October 1, 2019, the Company entered into a Securities Purchase Agreement with Spherix (see Note 4). The Company agreed to purchase back the 2,250,000 warrants and 2,000,000 shares of the Company’s common stock currently owned by Spherix and pay-off the $300,000 convertible note (collectively “Securities”) in consideration for cash purchase price of $250,000 to be paid in five equal installments of $50,000 at the end of each calendar month commencing October 31, 2019. As continuing collateral security for the Company’s obligation to pay the purchase price installments, the Company hereby pledges and assigns to Spherix a continuing security interest in the Securities.

NOTE 8 – SUBSEQUENT EVENTS

Between July 1, 2020 and September 8, 2020, the Company sold 250,062 shares of its common stock at $2.00 per common share for gross proceeds of $500,124 related to the private placement sale. In connection with these sales of common stock, the Company issued 107,625 shares of common stock and there were 54,425 shares of common stock to be issued as of April 30, 2020.

Item 4. Exhibits

Item Number	Exhibit
2.1	Amended and Restated Articles of Incorporation
2.2	Amended and Restated Bylaws
2.3	Certificate of Designation of Series A Preferred Stock
3.1	Form of Stock Certificate
4.1	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATCHAT, INC.

By	/s/ Darin Myman
Darin Myman, Chief Executive Officer, Chief Financial Officer, and Director
Date: October 23, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Darin Myman
Darin Myman, Chief Executive Officer, Chief Financial Officer, and Director
Date: October 23, 2020